GILFORD

SECURITIES

INCORPORATED

MEMBER NASD/SIP/MSRB

April 7, 2005

VIA FACSIMILE (202) 942-9648

Securities and Exchange Commission Judiciary Plaza

450 Fifth Street N. W.

Washington, D.C. 20549

Attention:

Lisa Beth Lentini

Re:

PRB Gas Transportation, Inc.

File No. 333-120129

Dear Ms. Lentini:

On behalf of Gilford Securities Incorporated, the managing underwriter in the above-referenced offering (the "Offering"), we hereby join PRB Gas Transportation, Inc. in requesting acceleration of the effective date of the Offering to Monday, April 11, 2005 at 4:30 p.m. (Eastern Time), or as soon as practicable thereafter.

Thank you.

Very truly yours,

(signed) Bonnie Sachs

Senior Vice President